Exhibit 7.1
Ratio of earnings to fixed charges

	As of December 31,
(US$ millions, except ratios)	2006	2005	2004	2003	2002
Income from continuing operations before taxes	255.5	50.2	21.0	230.8	48.4
Fixed charges:
Interest expense	16.7	17.2	18.7	17.2	2.0
Interest portion of rental expense	3.5	3.4	3.7	3.1	2.7

Income from continuing operating before taxes plus fixed charges	275.7	70.8	43.4	251.1	53.1

Fixed charges
Interest expense	16.7	17.2	18.7	17.2	2.0
Interest portion of rental expense	3.5	3.4	3.7	3.1	2.7

Total fixed charges	20.2	20.6	22.4	20.3	4.7

Ratio of earnings to fixed charges	13.6	3.4	1.9	12.4	11.3
The ratio of earnings to fixed charges is calculated by taking the sum of income (loss) before taxes plus fixed charges divided by fixed charges. Fixed charges consist of interest expense and the interest portion of rental expense.